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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 333-8426 and 22-27934

Anchor Lamina Inc.

(Registrant’s name)

2590 Ouellette Avenue

Windsor, Ontario

Canada N8X 1L7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANCHOR LAMINA INC (registrant)

Date:	October 21, 2003	By:	/s/ JACK C. TOUGH

Jack C. Tough Vice President and Chief Financial Officer

Item List

1.	Unaudited Consolidated Financial Statements for Fourth Quarter Ended August 31, 2003.

Report to Bondholders

For the Fourth Quarter Ended August 31, 2003

October 21, 2003

Fourth quarter consolidated sales were $34.1 million compared to $35.8 million in the fourth quarter last year. The shortfall was the result of weak sales in the North American Die Set operating segment. Earnings before interest, taxes, depreciation and amortization (EBITDA) was $3.3 million in the last quarter of fiscal 2003, down from $3.8 million in the fourth quarter of the fiscal 2002. Reduced gross profit of $0.9 million compounded by $1.0 million in additional environmental remediation charges for the Cheshire Connecticut facility more than offset $0.8 million in lower selling and administrative expenses and $0.6 million in lower charges for the disposal of European operations and capital assets and exchange related expenses.

Adjusted EBITDA (as disclosed in note 10 to the consolidated financial statements, please also see page 3 of this Report to Bondholders) is used internally by management of the Company to monitor and evaluate operating performance. Therefore, under Canadian generally accepted accounting principles, the company discloses in note 10 to the consolidated financial statements Adjusted EBITDA by operating segment. The Company has decided to no longer disclose Adjusted EBITDA outside of note 10 to the consolidated financial statements.

The net loss in the fourth quarter of fiscal 2003 was reduced to $0.5 million from $1.6 million in the comparable period last year. The reduced net loss is attributed to the following principal factors. The change in accounting treatment of goodwill detailed in the next paragraph resulted in reduced amortization expense of $1.1 million after-tax in the fourth quarter of fiscal 2003 compared to the fourth quarter of fiscal 2002. Interest costs are $0.6 million lower in the quarter ended August 31, 2003 on a comparative after-tax year over year basis. Partially offsetting these improvements was $0.3 million after-tax in reduced EBITDA noted above. Increased depreciation expense of $0.6 million after-tax resulted from the decision to reduce the estimated useful service lives of production equipment effective June 1, 2003. Production equipment now has estimated service lives not exceeding 15 years compared with a maximum of 30 years prior to June 1, 2003.

At the beginning of the fiscal year 2003, the Company adopted two new pronouncements from the Canadian Institute of Chartered Accountants. The first related to the accounting treatment of goodwill and other intangible assets. The second related to the accounting treatment of translation gains and losses on long-term foreign currency denominated debt. As a result of the change in accounting policy regarding goodwill, the Company recorded a non-cash charge of $64.0 million to the accumulated deficit for the write-down of all of the carrying value of goodwill. Further information on goodwill is given in note 3 to the consolidated financial statements. The change in accounting policy for translation gains and losses on long-term foreign currency denominated debt required the inclusion in the consolidated statement of income (loss) of foreign exchange (losses) gains of ($0.2 million) and $2.3 million in the quarter and the year ended August 31, 2003, respectively. The quarter and year ended August 31, 2002 have been restated to include foreign exchange gains of $0.5 million and $0.2 million, respectively in the consolidated statement of (loss) income. Further information on the new accounting treatment of translation gains and losses on long-term foreign currency denominated debt is given in note 4 to the consolidated financial statements.

Consolidated sales improved $10.1 million to $147.3 million for the year ended August 31, 2003 from $137.2 million at the year ended August 31, 2002. Annual EBITDA was $23.9 million at August 31, 2003 versus $17.9 million for the year ended August 31, 2002. The improved EBITDA resulted from $2.7 million in increased gross profit, $4.6 million in gains from subordinated note repurchases and $1.9 million in increased exchange gains. Partially offsetting these improvements was $0.7 million in higher selling and administrative expenses, $1.1 million in additional environmental remediation charges for the Cheshire Connecticut facility and a reduction to EBITDA of $1.4 million for the disposal of capital assets and European operations.

Net income for the year ended August 31, 2003 was $4.9 million, compared with a net loss of $4.4 million last year. The $9.3 million improvement in net income is attributed to the following principal factors. From fiscal 2002 to fiscal 2003 EBITDA improved $4.6 million after-tax. Due to the change in accounting treatment of goodwill previously mentioned, amortization expenses in fiscal 2003 were $4.4 million after-tax less than in fiscal 2002. Interest costs decreased by $1.2 million on a comparative after-tax year over year basis from fiscal 2002 to fiscal 2003. Partially offsetting the improvement in net income was the increased depreciation expense of $0.6 million after-tax as the result of the decision to reduce the estimated useful service lives of production equipment effective June 1, 2003.

2

Management of the Company uses the measure Adjusted EBITDA (as disclosed in note 10 to the consolidated financial statements) to monitor and evaluate operational performance of the Company and its operating segments. Adjusted EBITDA is also presented as it is commonly used by certain investors to analyze and compare operating performance and to determine a company’s ability to service and/or incur debt. However, Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company’s profitability or liquidity.

Some of the statements in this report are forward-looking statements, including statements regarding our future performance, the accuracy of which is necessarily subject to risks and uncertainties. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its management or officers, including statements preceded by, followed by or including forward-looking terminology such as “may”, “will”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “continue”, “predict”, or similar expressions, with respect to various matters.

It is important to note that the Company’s actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors. These important factors include potential disruption in the Company’s supply of steel, potential increases in steel prices, the Company’s dependence on the automotive industry, exchange rate fluctuations, the Company’s substantial leverage, operating and financial restrictions under the Company’s debt agreements, potential environmental liabilities, the potential development of alternative technologies to form metal and plastic parts, substantial competition in the die set industry, the adverse effects of a change in control of the Company, and the risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended August 31, 2002.

All forward-looking statements in this report are based on information available to the Company on the date of this report. The Company does not undertake to update any forward-looking statements that may be made by it or on its behalf in this report or otherwise.

3

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(In Thousands of Canadian Dollars)

	Three Months Ended Aug 31,		Twelve Months Ended Aug 31,
	2003	2002	2003	2002
		(restated - see note 4)		(restated - see note 4)
SALES	$34,124	35,764	147,320	137,234
Cost of goods sold	24,307	25,021	104,995	97,681

GROSS PROFIT	9,817	10,743	42,325	39,553
Selling and administrative expenses	5,290	6,096	22,821	22,173
Loss (gain) on disposal of capital assets (note 6)	39	367	206	(997)
Plant closure and related environmental expenses (note 7)	986	—	1,137	—
Gain on early extinguishment of debt (note 8)	81	—	(4,734)	—
Write-off of deferred finance fees (note 8)	—	—	166	—
Loss (gain) on foreign exchange (note 4)	114	404	(1,601)	295
Loss on sale of European operations (note 2)	—	66	383	155

	6,510	6,933	18,378	21,626

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION	3,307	3,810	23,947	17,927

Depreciation and amortization	2,541	2,505	8,463	11,649
Interest on long-term debt	1,866	2,037	8,129	8,939
Other interest	(36)	614	812	1,775

	4,371	5,156	17,404	22,363

(LOSS) INCOME BEFORE INCOME TAXES	(1,064)	(1,346)	6,543	(4,436)

INCOME TAXES	(602)	283	1,601	(36)

NET (LOSS) INCOME	$(462)	(1,629)	4,942	(4,400)

(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(In Thousands of Canadian Dollars)

	Three Months Ended Aug 31,		Twelve Months Ended Aug 31,
	2003	2002	2003	2002
DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$(69,040)	(8,803)	(9,824)	(5,322)
Change in accounting policy (note 4)	—	—	(608)	(710)

DEFICIT, BEGINNING OF PERIOD AS RESTATED	(69,040)	(8,803)	(10,432)	(6,032)
Change in accounting policy (note 3)	—	—	(64,012)	—
Net (loss) income	(462)	(1,629)	4,942	(4,400)

DEFICIT, END OF PERIOD	$(69,502)	(10,432)	(69,502)	(10,432)

(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands of Canadian Dollars)

	Aug 31 2003	August 31 2002
		(restated - see note 4)
CURRENT ASSETS
Accounts receivable	$25,664	25,683
Loans receivable - sale of European operations (note 2)	—	7,252
Loans receivable - shareholders	35	241
Inventories	12,828	15,444
Prepaid expenses	1,002	971

	39,529	49,591

LOANS RECEIVABLE - SHAREHOLDERS	23	108
CAPITAL ASSETS	90,133	98,693
GOODWILL AND DEFERRED CHARGES (notes 3 and 4)	2,622	66,006

	$132,307	214,398

CURRENT LIABILITIES
Bank indebtedness	$7,379	14,905
Accounts payable	7,102	9,378
Accrued liabilities	8,862	8,063
Income taxes payable	526	797
Current portion of long-term debt	1,648	4,650

	25,517	37,793

LONG-TERM DEBT	74,674	89,832
FUTURE INCOME TAXES	2,614	372
CONTINGENCIES (note 5)
SHAREHOLDERS’ EQUITY
Share capital	90,658	91,860
Contributed surplus	2,424	1,665
Deficit	(69,502)	(10,432)
Cumulative translation adjustments	5,922	3,308

	29,502	86,401

	$132,307	214,398

(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of Canadian Dollars)

	Three Months Ended Aug 31,		Twelve Months Ended Aug 31,
	2003	2002	2003	2002
		(restated - see note 4)		(restated - see note 4)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net (loss) income	$(462)	(1,629)	4,942	(4,400)
Adjustments for:
Depreciation and amortization	2,541	2,505	8,463	11,649
Loss (gain) on disposal of capital assets (note 6)	39	367	206	(997)
Gain on early extinguishment of debt (note 8)	81	—	(4,734)	—
Write-off of deferred finance fees (note 8)	—	—	166	—
Loss on sale of European operations (note 2)	—	66	383	155
Unrealized exchange loss (gain) on long-term debt (note 4)	186	450	(2,281)	159
Future income tax (recovery) expense	(212)	205	1,851	(434)

	2,173	1,964	8,996	6,132
Net change in non-cash working capital	(386)	(928)	312	(605)

	1,787	1,036	9,308	5,527

INVESTING
Purchase of capital assets	(2,193)	(2,790)	(3,552)	(4,862)
Proceeds on disposal of capital assets (note 6)	43	106	152	5,491
Repayment of loans receivable - sale of European operations (note 2)	—	—	7,315	719

	(2,150)	(2,684)	3,915	1,348

FINANCING
Increase (decrease) in bank indebtedness	727	2,334	(7,526)	(2,835)
Long-term debt incurred (note 9)	—	—	5,120	—
Repayment of long-term debt	(168)	(521)	(8,887)	(3,875)
Repurchase of share capital for cancellation	—	—	(193)	—
Deferred financing fees	(196)	(165)	(1,737)	(165)

	363	1,648	(13,223)	(6,875)

CHANGE IN CASH AND CASH EQUIVALENTS	—	—	—	—
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	—	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$—	—	—	—

(See accompanying notes)

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands of Canadian Dollars)

(1) The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods as were used in the August 31, 2002 annual financial statements, except for the changes in accounting policy outlined in notes 3 and 4.

(2) Effective May 31, 2001 the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic. The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. In 2003 the Company received $7,315 (Euro 4,568) as full and final settlement of the balance of payment due from the purchaser which resulted in an additional loss on sale of the European operations of $383 (Euro 241).

(3) In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook section 3062, Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price paid over the fair value of net identifiable assets acquired. This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company adopted CICA Handbook section 3062 on September 1, 2002. Upon adoption of this pronouncement, the Company ceased amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344. The new pronouncement requires goodwill to be written down when there has been a permanent impairment in its value. A permanent impairment in goodwill is determined by comparing the fair value of each reporting unit to the value of its other assets and goodwill. Based on management’s evaluation under the transitional impairment test in this new pronouncement, the Company has recorded a non-cash charge of $64,012 to write-off the net carrying amount of the Company’s goodwill in the first quarter of fiscal 2003. The impairment loss has been recognized as the effect of a change in accounting policy and charged to the September 1, 2002 deficit without restatement of comparative figures.

(4) In December 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The amendment requires companies to record exchange gains or losses in earnings in the current reporting period and to separately disclose exchange gains and losses. Any change necessary to apply the new requirements is required to be recognized retroactively and disclosed as a change in accounting policy with restatement of comparative figures. The Company adopted the new requirements on September 1, 2002 and the financial statements of prior periods have been restated to reflect the effects of this change in accounting policy. Upon adoption of the new requirements, the Company ceased amortization of the deferred foreign exchange loss arising from the translation of U.S. denominated subordinated notes payable with a net book value of $875 at August 31, 2002. As a result of adopting the change in accounting policy, the September 1, 2002 deficit was increased by $608 ($875 less future income taxes of $267) and the September 1, 2001 deficit was increased by $710 ($1,021 less future income taxes of $311). Exchange loss (gain) on long-term debt included in the Consolidated Statements of (Loss) Income for the quarter ended August 31, 2003 is $186 (2002 - $450) and for the year ended August 31, 2003 is ($2,281) (2002 - $159).

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(5) Contingencies

Certain metals and chemical contamination has been found at one of the Company’s former die set manufacturing facilities located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded a liability of $2,566 (August 31, 2002 - $1,958) to pay for estimated remediation costs and professional fees. The liability is based on reports from environmental consulting firms.

From time to time, as is common in the industry, the Company is the subject of litigation. In the opinion of management, any litigation outstanding, if successful, would not have a material impact on the financial statements.

(6) On March 15, 2002 the land and buildings in Ludenscheid, Germany were sold for proceeds of $5,351 (Euro 3,794), resulting in a gain on sale of $1,402 (Euro 977) . In September and October, 2002 the Company repaid $3,851 of the term loan from the sale proceeds.

(7) During the year ended August 31, 2003, the Company expensed $993 (2002 - nil) for estimated remediation costs and professional fees for the removal of certain metals and chemical contamination at its Cheshire, Connecticut facility (See Note 5). During the year ended August 31, 2000, the Company closed its Cheshire, Connecticut die set manufacturing facility and terminated or relocated all employees of the closed facility. An additional provision for employee benefits of $144 was recorded in 2003

(8) During the year ended August 31, 2003, the Company repurchased $8,453 ($5,600 U.S.) of its subordinated notes payable for $3,719 ($2,452 U.S.). This resulted in a gain on early extinguishment of debt of $4,734. This gain is reduced by deferred financing fees of $166 incurred in connection with the original issuance of the repurchased notes that have been written off.

(9) Senior credit facility

At August 31, 2003, the Company had available a revolving credit facility to the lesser of $30,000 and an amount calculated under the terms of the senior lending loan and security agreement known as the borrowing base of $20,250. At August 31, 2003, the Company borrowed $8,432 under this facility.

At August 31, 2003, the Company had an unused term facility of $14,345 available for certain restricted purposes. The availability of this facility is reduced by $535 per quarter.

All term loans and credit facilities expire on November 14, 2005.

Under the terms of the senior lending loan and security agreement, the Company is required to make accelerated repayments on the outstanding term loans based on a calculation known as excess cash flow. Based on 2003 results, the excess cash flow calculation will require the Company to make additional principal repayments of approximately $1,096 by December 5, 2003.

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(10) The Company conducts its operations through three principal operating segments: North American Die Set, Lamina Components and European. The following tables set forth information about segment revenue and income before depreciation and amortization, loss (gain) on disposal of capital assets, interest, plant closure and related environmental expenses, gain on early extinguishment of debt, write-off of deferred finance fees, (loss) gain on foreign exchange, loss on sale of European operations and income taxes (Adjusted EBITDA).

	Three months ended August 31, 2003
	North American Die Set	Lamina Components	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$23,005	$9,922	$3,525	$(2,328)	$34,124
Segment Adjusted EBITDA	2,711	1,242	574		4,527

	Three months ended August 31, 2002
	North American Die Set	Lamina Components	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$25,280	$10,669	$2,713	$(2,898)	$35,764
Segment Adjusted EBITDA	2,791	1,801	55		4,647

	Twelve months ended August 31, 2003
	North American Die Set	Lamina Components	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$101,904	$42,738	$13,683	$(11,005)	$147,320
Segment Adjusted EBITDA	11,827	5,596	2,081		19,504

	Twelve months ended August 31, 2002
	North American Die Set	Lamina Components	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$92,660	$44,923	$10,411	$(10,760)	$137,234
Segment Adjusted EBITDA	9,291	7,027	1,062		17,380

Reconciliation of total reportable operating segment Adjusted EBITDA to the Company’s consolidated (loss) income before income taxes is as follows:

	Three Months Ended Aug 31,		Twelve Months Ended Aug 31,
	2003	2002	2003	2002
		(restated - see note 4)		(restated -see note 4)
Total Adjusted EBITDA for reportable segments	$4,527	$4,647	$19,504	$17,380
Depreciation and amortization	(2,541)	(2,505)	(8,463)	(11,649)
(Loss) gain on disposal of capital assets	(39)	(367)	(206)	997
Interest on long term debt	(1,866)	(2,037)	(8,129)	(8,939)
Other interest	36	(614)	(812)	(1,775)
Plant closure and related environmental expenses (note 7)	(986)	—	(1,137)	—
Gain on early extinguishment of debt (note 8)	(81)	—	4,734	—
Write-off of deferred finance fees (note 8)	—	—	(166)	—
(Loss) gain on foreign exchange	(114)	(404)	1,601	(295)
Loss on sale of European operations (note 2)	—	(66)	(383)	(155)

Total consolidated (loss) income before income taxes	$(1,064)	$(1,346)	$6,543	$(4,436)